FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Shareholders’ Meeting increases share purchase reserve and cancels 5% of shares outstanding

This report on Form 6-K consists of the following documents:

•	A press release relating to the resolutions adopted by the ordinary general shareholders’ meeting of Empresas ICA, S.A.B. de C.V. on November 17, 2011.

•	An English summary translation of such resolutions.

Press Release

Mexico City, November 17, 2011—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today that the shareholders approved resolutions to increase the share repurchase reserve and to cancel a portion of the shares that have been repurchased.

An ordinary Shareholders’ Meeting approved an increase of the amount of the share purchase reserve to Ps. 1,850 million, and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Owned Shares. The increase in the reserve will provide the Company with the flexibility to continue purchasing shares in the market in the coming years, depending on management’s evaluation of market conditions, the price of the stock, ICA’s liquidity position, and other factors.

In addition, the Shareholders’ Meeting approved the cancellation of up to 32,748,689 repurchased shares, equivalent to approximately 5% of the shares outstanding as of December 31, 2010.

An English translation of the resolutions approved by the shareholders’ meeting is available on ICA’s website at http://ica.com.mx/ir in the section “Events.”

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE ORDINARY GENERAL

SHAREHOLDERS’ MEETING OF EMPRESAS ICA, S.A.B. DE C.V., NOVEMBER 17, 2011.

I. DISCUSSION AND, IN THE EVENT, APPROVAL OF THE REPORT OF THE BOARD OF DIRECTORS REGARDING THE POLICIES OF THE COMPANY FOR SHARE REPURCHASES.

The Shareholders adopted the following unanimously:

FIRST.- The Report and the operations for share repurchases as well as the application of the resources authorized and used for this purpose were approved in their entirety and in each of their parts, in accordance with the presentation of the Report made to the Meeting.

SECOND.- Attach to the Resolutions of the Shareholders’ Meeting a copy of this Report.

II.-
DISCUSSION AND, IN THE EVENT, APPROVAL OF A PROPOSAL OF THE BOARD OF DIRECTORS TO INCREASE THE MAXIMUM AMOUNT OF RESOURCES AVAILABLE FOR SHARE REPURCHASES; AND III.- DISCUSSION AND, IN THE EVENT, APPROVAL OF A PROPOSAL OF THE BOARD OF DIRECTORS TO MODIFY THE APPLICATION OF RESULTS FOR THE YEAR 2010 AND TO INCREASE THE SHARE REPURCHASE RESERVE. RESOLUTIONS IN THIS REGARD.

The Shareholders’ Meeting adopted the following unanimously:

FIRST.- The modification of the application of results for the year ended December 31, 2010 and the determination of the final balances of shareholders’ equity were approved, in accordance with the proposal made to the Meeting.

SECOND.- Approval was given to increase the share repurchase reserve in the amount of Ps. 1,129,426,309.84 and to authorize the Director General of the Company to carry out additional share repurchases during the remainder of the month of November of the current year through the date of the Shareholders’ Meeting that will approve the Financial Statements for the year 2011 in the total remaining amount of Ps. 1,850,000,000, when to do so is in the best interests of the Company.

THIRD.- To make the accounting entries to adjust the final balances of shareholders’ equity for the year ended December 31, 2010.

III.-
DISCUSSION AND, IN THE EVENT, APPROVAL OF A PROPOSAL OF THE BOARD OF DIRECTORS TO CANCEL UP TO 32,748,689 ORDINARY SHARES OF THE COMPANY, WITHOUT PAR VALUE, REPRESENTING THE VARIABLE PORTION OF SOCIAL CAPITAL, RESULTING FROM THE OPERATION OF THE SHARE REPURCHASE RESERVE. RESOLUTIONS IN THIS REGARD.

The Shareholders’ Meeting adopted the following unanimously:

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FIRST.- The cancellation of up to 32,748,689 shares, representing part of Series 1/06 of variable social capital, were approved.

SECOND.- The reduction of the variable portion of social capital by Ps. 451,361,620.78, equivalent to the theoretical value of the 32,748,689 shares that were cancelled, was approved.

THIRD.- The remaining 12,000,000 shares that have been repurchased may either be sold back into the market or used as part of the Industrial Bonus Plan in accordance with the provisions of the Policy for the Acquisition and Placement of Own Shares of the company.

FOURTH.- It was instructed to make S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., aware of the foregoing resolutions in order to carry out the issuance and substitution of a new share Title in favor of this Institute, as the effect of the cancellation of shares authorized by the Meeting.

FIFTH.- It was approved to adjust the total number of shares representing the capital of the company to 617,174,656 shares, as well as the amount of the capital as a result of applying the current theoretical value to the new number of authorized shares.

SIXTH.- It was approved making the accounting entries in the financial statements of the company and in the Company’s Share Registry.

SEVENTH.- Request that the competent stock market authorities update the entries for the Company’s shares in the National Stock Registry, in accordance with applicable law.

V. DESIGNATION OF SPECIAL DELEGATES.

The Shareholders’ Meeting adopted the following unanimously:

Alonso Quintana Kawage, Victor Humberto Bravo Martín, Rodrigo Antonio Quintana Kawage, Quirico Gerardo Seriñá Garza, Enrique Rubio Arenas, and Alejandro López Paredes were designated as special delegates, acting severally or individually, to appear before a Notary Public of their election to formalize the resolutions of the Meeting, to issue certified copies of the same and to carry out all the acts necessary to formalize and implement the resolutions adopted by the Meeting, and to carry out any actions that are complementary to the foregoing or that might be necessary or useful in order to give full effect to these resolutions.

_____________________________________
Rodrigo Antonio Quintana Kawage
Secretary of the Board of Directors

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

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This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer